Eric C. Jensen	VIA EDGAR
T: +1 650 843 5049
ejensen@cooley.com

March 8, 2012

Kathleen Collins

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:          Adobe Systems Incorporated
Form 10-K for Fiscal Year Ended December 2, 2011
Filed January 26, 2012
File No. 000-15175

Dear Ms. Collins:

Pursuant to this letter, we confirm to the U.S. Securities and Exchange Commission (the “Commission”) that Adobe Systems Incorporated will respond to the comments contained in the Commission’s letter of March 1, 2012, on or prior to March 29, 2012.  Please call me at (650) 843-5049 with any questions or concerns regarding this matter.

Regards,

/s/ Eric C. Jensen

Eric C. Jensen

cc:	Melissa Kindelan, U.S. Securities and Exchange Commission
Mark Garrett, Adobe Systems Incorporated
Karen Cottle, Adobe Systems Incorporated
Justin Judd, Adobe Systems Incorporated

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